CUSIP No. 390320109Page 1 of 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________________

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

______________________

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number)

Peter A. Reed
Great Elm Capital Group, Inc.

800 South Street, Suite 230
Waltham, MA 02453

Telephone Number: (617) 375-3006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event Which Requires Filing of This Statement)

______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS
Great Elm Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,108,769
	8	SHARED VOTING POWER
400,551
	9	SOLE DISPOSITIVE POWER
5,108,769
	10	SHARED DISPOSITIVE POWER
400,551
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,509,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4%(1)
14	TYPE OF REPORTING PERSON*
CO

(1)Based on 21,703,720 shares of common stock, par value $0.01, outstanding, which includes 10,761,950 shares issued upon exercise of the non-transferable subscription rights.

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EXPLANATORY NOTE

This Amendment No. 1 to the statement of beneficial ownership on Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2019 (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 1 shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 2.Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The name, present principal employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person is set forth on Annex A hereto and incorporated herein by reference.

Item 3.Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described in Item 5 below, on September 28, 2020, the Reporting Person exercised in full its nontransferable subscription rights (the “rights”) to acquire shares of Common Stock issued in connection with the Issuer’s rights offering (the “Rights Offering”) described in the Issuer’s final prospectus, dated August 28, 2020, filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Reporting Person exercised its over-subscription privilege to acquire additional shares of Common Stock in the Rights Offering. Such shares of Common Stock were acquired by or on behalf of the Reporting Person using investment capital.  Pursuant to the exercise of their rights and the over-subscription privilege, the Reporting Person paid aggregate consideration of $8,751,266.

The Reporting Person’s wholly-owned subsidiary, Great Elm Opportunities GP, Inc., a Delaware corporation (“GEO GP”), serves as the general partner of Great Elm Opportunities Fund I, LP, a Delaware limited partnership (“GEOF”). On September 28, 2020, GEOF exercised certain of its primary subscription rights to acquire shares of Common Stock issued in connection with the Rights Offering. Such shares of Common Stock were acquired by or on behalf of GEOF using investment capital. Pursuant to the exercise of their primary subscription rights, GEOF paid aggregate consideration of $448,087.

On September 28, 2020, certain of the directors and executive officers of the Reporting Person exercised their rights to acquire shares of Common Stock issued in connection with the Rights Offering. In addition, certain of the directors and executive officers of the Reporting Person exercised their over-subscription privilege to acquire additional shares of Common Stock in the Rights Offering. Such shares of Common Stock were acquired by or on behalf of the directors and executive officers using their respective personal funds, working capital or other funds. Pursuant to the exercise of their rights and the over-subscription privilege, directors and executive officers of the Reporting Person paid aggregate consideration of $10,295,071.

Item 5.Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 21,703,720 shares of Common Stock outstanding. The aggregate number of shares of Common Stock outstanding includes (i) 10,761,950, which is the number of shares of Common Stock outstanding as disclosed in the Issuer’s final prospectus, dated August 28, 2020, filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act; (ii) 179,820 shares of Common Stock issued in connection with the stock distribution paid on September 21, 2020; and (iii) 10,761,950 shares of Common Stock, which are the number of shares of Common Stock issued in the Rights Offering.

The Reporting Person may be deemed to beneficially own 5,509,320shares of Common Stock, which represents approximately 25.4% of the issued and outstanding shares of Common Stock.  Such shares of Common Stock beneficially owned by the Reporting Person include (i) the shares of Common Stock held directly by the Reporting Person, over which the Reporting Person has sole voting and dispositive power and (ii) the shares of Common Stock held by GEOF, over which the Reporting Person has shared voting and dispositive power.

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To the Reporting Person’s knowledge, the directors and executive officers of the Reporting Person beneficially own in the aggregate 3,784,392 shares of Common Stock, which represents approximately 17.4% of the issued and outstanding shares of Common Stock. Such shares beneficially owned by each director and executive officer of the Reporting Person, respectively, includes (i) shares of Common Stock purchased in open market transactions and (ii) shares of Common Stock issued upon exercise of the rights and the over-subscription privilege in the Rights Offering.

(c) – In connection with the Rights Offering, on September 28, 2020, the Reporting Person exercised in full its primary subscription rights (every 1 right entitling it to purchase 1 share of Common Stock), which were issued to holders of Common Stock on the September 4, 2020 record date. The Reporting Person received and exercised 2,103,194 rights and acquired 2,103,194 shares of Common Stock pursuant thereto. In connection with the Rights Offering, the Reporting Person has also exercised its over-subscription privilege and as a result acquired an additional 863,337 shares of Common Stock pursuant thereto. The subscription price for the Rights Offering is $2.95 per share.

In connection with the Rights Offering, on September 28, 2020, GEOF received 244,125 rights and exercised 151,894 rights and acquired 151,894 shares of Common Stock pursuant thereto. The subscription price for the Rights Offering is $2.95 per share.

In connection with the Rights Offering, on September 28, 2020, certain of the directors and executive officers of the Reporting Person received an aggregate of 320,573 rights and exercised an aggregate of 320,573 rights and acquired an aggregate of 320,573 shares of Common Stock pursuant thereto. In connection with the Rights Offering, certain of the directors and executive officers have also exercised their respective over-subscription privilege and as a result acquired an aggregate of 3,169,282 additional shares of Common Stock pursuant thereto. The subscription price for the Rights Offering is $2.95 per share.

In addition to the transactions described above and monthly stock distributions paid by Great Elm Capital Corp., certain of the directors and officers of the Reporting Person, in their individual capacity, acquired an aggregate of 1,110 shares of Common Stock in open market purchases in the past 60 days.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2020

By: /s/ Brent J. Pearson

Name:Brent J. Pearson

Title:Chief Financial Officer & Chief Accounting Officer

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ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
GREAT ELM CAPITAL GROUP, INC.

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Person. Each of the directors and executive officers listed below are United States citizens and have a business address of 800 South Street, Suite 230, Waltham, MA 02453.

Name	Present Principal Employment
Directors
Peter A. Reed	Chief Executive Officer of the Reporting Person.
Matthew A. Drapkin

Chief Executive Officer & Portfolio Manager of Northern Right Capital Management, L.P. (an asset manager focused on constructive activist investing in small cap public companies), at 9 Old Kings Hwy. S., Darien, CT 06820.

Thomas S. Harbin III	Managing Partner, Source Capital, LLC (a private equity firm focused on investing in U.S.-based companies in the lower-middle market), at 75 Fourteenth Street, Suite 2700, Atlanta, Georgia 30309.
James H. Hugar	Director of the Reporting Person.
James P. Parmelee

Managing Director of Hamilton Robinson Capital Partners (a private equity firm investing in middle-market specialty manufacturing, industrial technology and business services companies in the United States and Canada), at 301 Tresser Blvd, Suite 1333, Stamford, CT 06901.

Jason W. Reese

Co-Founder, Chairman and Chief Executive Officer of Imperial Capital Asset Management (a registered investment advisor which has managed various hedge funds, investment partnerships, a private REIT and a private equity fund), and Co-Founder and Executive Committee Member of Imperial Capital, LLC (a registered broker-dealer), each at 10100 Santa Monica Blvd., Suite 2400 Los Angeles, California 90067.

Eric J. Scheyer	Partner, Magnetar Capital (a hedge fund focused on investing in fixed income, energy, quantitative and event-driven strategies), at 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201.
Jeffrey S. Serota	Vice Chairman at Corbel Capital Partners (an alternative lower middle-market debt manager), at 11777 San Vicente Blvd, Suite 777, Los Angeles, CA 90049.
Executive Officers
Peter A. Reed	See above.
Brent J. Pearson	Chief Financial Officer and Chief Accounting Officer of the Reporting Person.
Adam M. Kleinman	President and Chief Operating Officer of the Reporting Person.